DLA Piper US LLP The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com

Wm. David Chalk david.chalk@dlapiper.com T 410.580.4120 F 410.580.3001
May 7, 2008
BY EDGAR AND BY FEDERAL EXPRESS
U. S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E., Mail Stop 4561
Washington, D.C. 21401
Attn: Patrick Gilmore

Re:	TeleCommunication Systems, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2007
Filed March 5, 2008
Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008
Filed May 5, 2008
File No. 000-30821
Dear Mr. Gilmore:
          We have received your comment letter dated April 15, 2008 (the “Comment Letter”) in connection with your review of TeleCommunication Systems, Inc.’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2007 filed on March 5, 2008 (the “Annual Report”).
          This letter is submitted on behalf of the Company in response to your Comment Letter. On May 5, 2008, the Company filed its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008 (the “Form 10-Q”) and has included therein all of the disclosures noted in the below responses to the Staff’s comments. For your convenience, we have attached a marked copy of the Form 10-Q showing the changes to the disclosure the Company has made in the Form 10-Q in response to the Staff’s comments. The markings are against the disclosures that were included in the Annual Report. The Company has carefully considered the Staff’s comments and made a number of changes in its disclosures in response thereto. As a result, the Company does not believe that an amendment to its Annual Report is appropriate or would be of material benefit to its investors.

May 7, 2008

          The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.
     Comment No. 1: We note in your discussion that you have identified your most critical accounting policies to be those related to revenue recognition, capitalized software development costs, acquired intangible assets, goodwill impairment, stock compensation expense and income taxes. We also note that you state that you describe these accounting policies in the relevant sections of your MD&A. However, based on your MD&A discussion, several of these critical accounting polices are not described or discussed in the relevant sections. Tell us how you considered Section E. of SEC Release No. 33-8350 to include a discussion in MD&A related to your most critical accounting policies that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and that provides greater insight into the quality and variability of information regarding financial condition and operating performance.
     Response: After summarizing its most important accounting policies in the opening two paragraphs of MD&A, the Company addressed Section E. of SEC Release No. 33-8350 by including further discussion of the critical accounting policies in the sections of MD&A where the Company believed it would best help the reader to understand the parts of the Consolidated Financial Statements affected. For example, in the Revenue and Cost of Revenue section of MD&A, the Company describes the critical revenue recognition policies used in each of the revenue categories in the Company’s Statement of Operations. The Company’s capitalized software development policy is discussed in detail in the Research and Development section. There is a separate section dedicated to Amortization of Acquired Intangible Assets which describes the Company’s policy for amortizing this category of expense. The Company also addressed impairment of the goodwill in the discussion of Discontinued Operations. Stock compensation expense is discussed in each of the captions where the implementation of SFAS 123(R) has had a material impact. Finally, there is also a separate heading for Income Taxes which discuss the Company’s accounting policy regarding this expense. The Company believes that it has appropriately considered Section E of SEC Release No. 33-8350, balancing the requirements to provide an understanding of the business and avoiding redundancy to the Notes to the Consolidated Financial Statements.
     Comment No. 2: We note in your disclosure on page F-11 that systems revenue typically contains multiple element arrangements that include products and certain services such as installation and integration as well as arrangements that include development, implementation and maintenance of customer applications. Tell us how you considered Rule 5-03 of Regulation S-X to present product and services revenues separately in your consolidated statements of operations and your justification for your current presentation.

May 7, 2008

     Response: The Company records revenue from multiple element arrangements under the guidance governed by AcSEC Statement of Position (SOP) No. 97-2 “Software Revenue Recognition”, as modified by SOP No. 98-9 “Software Revenue Recognition, With Respect to Certain Transactions”, SEC Staff Accounting Bulletin SAB no. 104 “Revenue Recognition in Statements” and EITF Issue Number 00-21 “Revenue Arrangements with Multiple Deliveries.” At the time of entering into each customer agreement or arrangement, each element is identified and the revenue, cost of revenue, and gross profit for each deliverable is recorded and presented separately as either systems or services. The sale of products and product related solutions to customers are classified as systems revenue within the Company’s Statement of Operations. This typically is an integrated solution that may include licenses, hardware and labor to deliver the product and/or solution per the customer’s specifications. Services revenue include the elements of the contract typically related to maintenance or other recurring services performed over an extended period. Each of these captions represents more than 10 percent of the Company’s total revenue. There is no other category of revenue described in Rule 5-03 of Regulation S-X in which the Company is currently engaged, so that further sub captions are not necessary at this time. The Company considered Rule 5-03 as it relates to the labor portion of the systems revenue. For the year ended December 31, 2007 this revenue totaled $1.5 million. Based on the relative materiality of this revenue and the fact that the Company sells its systems as an integrated solution, it did not believe that classification of this amount as services revenue was warranted. The Company will continue to periodically assess the materiality of the labor portion of systems revenue and classify the amount as services if significant.
     Comment No. 3: Please clarify the terms of your hosting service arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.
     Response: The Company’s revenue from hosted service arrangements is generated primarily from our cellular and Voice Over IP E9-1-1 applications. By nature, these applications are proprietary to the Company and are not offered to customers in any medium other than hosted. Other hosted services, including the Company’s Positioning Determining Entity (PDE) and Location Based Service (LBS) applications are offered to our customers on a hosted or in-network solution. Prior to entering into the arrangement, customers have the option to purchase software for use in their facilities, or to have the Company host the service on behalf of the customer. To date 60% of the Company’s customers that have purchased this product offering have chosen the hosted solution. Once a customer chooses the hosted solution, the hosting contract provides no option for the customer to take possession of our software during the term of the hosting agreement. No customer to date has requested a transition from hosted to in-network use of any Company software. The Company has considered these facts when applying the provisions of EITF 00-3 and believes that its revenue recognition policy complies with this guidance.

May 7, 2008

     Comment No. 4: We note in your disclosure on page F-11 that systems revenue is earned from arrangements that typically include multiple elements and that the total arrangement is allocated to each element based on the vendor specific objective evidence (VSOE) of fair value determined by the price charged when the element is sold separately. Please explain your methodology and assumptions used to determine VSOE of fair value of each element. For example, does the price charged for each element vary from customer to customers? If so, please explain how you determine that you can reasonably estimate the fair value for the elements. Additionally, as it relates to maintenance, we note that your perpetual licenses allow for the purchase of annual maintenance at a specified rate. Clarify whether a specified renewal rate is stated in the initial software license contract and if so, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If a stated renewal rate is not included in the initial software licenses agreement, tell us the percentage range allowed for your pricing maintenance services that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
     Response: The following is an explanation of the methodology and assumptions the Company uses to determine VSOE of fair value of each undelivered element:
          Fair Value of All Undelivered Elements of a Contract
Under the provisions of SOP 97-2, the Company recognizes revenue for our Xypoint Location Platform(XLP), Short Message Service Center and Wireless Intelligent Gateway utilizing the “Residual” method of revenue recognition. Revenue is recognized for all delivered elements of a software sale at the point that TCS has vendor-specific objective evidence (VSOE) of fair value for all identified undelivered elements. The following two para graphs describe the typical undelivered elements of these arrangements upon delivery of the software element and how the Company has determined VSOE of fair value of these elements.
VSOE of Installation Services
Installation services consist of time incurred by TCS professionals to install and integrate the software license purchased into the customer’s network or hardware platform. These services are not essential to the functionality of the other elements of the arrangements. The contract value allocated to installation services is based on an hourly rate for the installation services performed by TCS employees times an estimated number of hours necessary to complete the installation services. Based on significant prior history, the Company has the ability to establish a reasonably dependable estimate of the number of hours required to complete the installation services. The Company has established VSOE of the hourly rate for this service through the separate sale of similar services to other customers on a time and material basis at prices without significant variation.

May 7, 2008

Maintenance
A stated renewal rate for maintenance is rarely included in the initial software license agreement. In accordance with paragraphs 10 and 57 of SOP 97-2, the amount allocated to the maintenance element of our software arrangements is based on the price charged for annual maintenance when that element is sold separately (renewed). The schedule below represents the stratified pricing policy for an annual maintenance agreement as a percentage of the license fee (based on levels of cumulative licenses purchased) related to our most significant software product. The Company considers this to be representative of VSOE. The fair value of maintenance decreases as the cumulative dollar amount of in service licenses increases as the level of effort to support the installed base is less. The maintenance fee is recognized ratably over the term of the maintenance agreement.
Annual Renewal Maintenance:

License < $3 M	License $3 to $12 M	License $12 to $25M	License > $25.0 M
13% — 17%	11% — 14%	10% — 13%	8.5% — 10.5%
As stated above, a specified renewal rate for maintenance is not always included in the initial software license agreement. As such, the Bell-Shaped Curve Approach is utilized to evaluate whether VSOE of fair value exists. Under the Bell Shape Curve Approach, the Company analyzes its entire population of maintenance renewals on an annual basis in determining VSOE for the fair value of maintenance. The Company’s VSOE analysis assesses that at least 80% of the maintenance renewals are priced within plus/minus 15% of the midpoint of the applicable pricing policy range. When a maintenance renewal rate is not included in the initial software license agreement, the Company generally defers an amount for maintenance equal to the low end of the range of VSOE.
     Comment No. 5: We note your reference to potentially dilutive securities that were excluded from your loss per share computation because the result would be anti-dilutive, however you did not disclose the amounts. We also note in your response to our prior comment 17 in our letter dated October 29, 2004, you would disclose the amount of anti-dilutive potential shares in future filings. Tell us how you considered paragraph 40.c. of SFAS 128 to disclose the number of anti-dilutive potential shares excluded from your loss per share computation.

May 7, 2008

     Response: Paragraph 40.c of SFAS 128 requires disclosure of “Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented.” The Company believes that Note 3 to its Consolidated Financial Statements provides the disclosure required. The Company states that the “potentially dilutive securities consist of stock options, restricted stock, and warrants as discussed in Notes 1 and 17.” Note 17 discloses the number of stock options, restricted stock and warrants that were outstanding at December 31, 2007. This information provides both the type and number of securities that could potentially dilute basic EPS (all were anti-dilutive as the Company incurred a loss). The Company has supplemented its disclosure in Note 1 to its Consolidated Financial Statements in the Form 10-Q, and will do so in other future filings, to include indicate the number of stock options excluded from the computation of diluted EPS. We refer you to Illustration 2 – Earnings Per Share Disclosure of SFAS 128, which provides example disclosure consistent with what the Company has disclosed.
     Comment No. 6: We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). In this regard, we note that you do not provide a discussion of the method used to determine the significant assumptions used to estimate the fair value of your share-based payment arrangements. Please tell us how you considered including all of the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R).
     Response: The Company discusses SFAS 123(R) and its method of calculation in the Notes 1 and 17 to the Consolidated Financial Statements. To further enhance the discussion of the method used to determine the significant assumptions used to estimate fair value of the Company’s share-based payment arrangements, the following additional disclosure has been included in the Form 10-Q and will be included in other future filings:
     “The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based principally on historical volatility of the Company’s stock. The Company estimates forfeitures based on historical experience and the expected term of the options granted are derived from historical data on employee exercises. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company has not paid and does not anticipate paying dividends in the near future.”
     Comment No. 7: We note that in the second quarter of 2007 you received a favorable decision related to the infringement of your patent by Sybase 365 and that you were awarded a monetary payment in excess of $10 million for past damages and a 12% royalty. Tell us whether you have received any of the amounts awarded and if you have, clarify where you recorded, or plan to record, the award in your consolidated statements of operations.

May 7, 2008

     Response: The current disclosure provides, “The jury’s findings remain subject to post trial motions.  After the judge rules on the post trial motions, either side may appeal to the US Court of Appeals for the Federal Circuit. There can be no assurances to what extent the matter will continue to be successful, if at all. Additionally, we could be subject to counter claims.” As the verdict has not been reduced to final judgment, and remains subject to post-trial motions and possible appeals, no amount has been received and the Company is unable to predict when the court will rule on the post-trial motions or the likely outcome of any potential appeals. The Company has supplemented this disclosure in the Form 10-Q, and will do so in other future filings, to include a sentence that “To date, the Company has not received or recorded any amounts related to this jury award.” To the extent that a recovery amount becomes realizable under the rules of SFAS 5, the Company will record and disclose such amount in the appropriate filing.
     Comment No. 8: We note in your disclosure related to the 2001 shareholder class action lawsuit filed against the Company that a settlement has been preliminarily approved and that you intend to continue to defend the lawsuit until the settlement has received final approval or the matter is resolved otherwise. Please tell us the terms of the proposed settlement and whether you have accrued any amounts related to this proposed settlement.
Response: The Company inadvertently failed to disclose in the Annual Report that the proposed settlement was canceled in 2007. No amounts were accrued with regard to the terminated settlement. Costs associated with the defense of the law suit have been expensed as incurred. The Company has purchased Directors and Officers insurance which it believes should cover any potential liability that may result from these claims, but can provide no assurance that any or all of the costs of the litigation will ultimately be covered by such insurance. No reserve has been created for this matter. The Company has included the following additional disclosure in the Form 10-Q and will do so in other future filings:
     In November 2001, a shareholder class action lawsuit was filed against us, certain of our current officers and a director, and several investment banks that were the underwriters of our initial public offering (the “Underwriters”): Highstein v. Telecommunication Systems, Inc., et al., United States District Court for the Southern District of New York, Civil Action No. 01-CV-9500. The plaintiffs seek an unspecified amount of damages. The lawsuit purports to be a class action suit filed on behalf of purchasers of our Class A Common Stock during the period August 8, 2000 through December 6, 2000. The plaintiffs allege that the Underwriters agreed to allocate our Class A Common Stock offered for sale in our initial public offering to certain purchasers in exchange for excessive and undisclosed commissions and agreements by those purchasers to make additional purchases of our Class A Common Stock in the aftermarket at pre-determined prices. The plaintiffs allege that all of the defendants violated Sections 11, 12 and 15 of the Securities Act, and that the underwriters violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The claims against us of violation of Rule 10b-5 have been dismissed with the plaintiffs having the right to re-plead. On February 15, 2005, the District Court issued an Order preliminarily approving a settlement agreement among class plaintiffs, all issuer defendants and their insurers, provided that the parties agree to a modification narrowing the scope of the bar order set forth in the settlement agreement.

May 7, 2008

     The parties agreed to a modification narrowing the scope of the bar order, and on August 31, 2005, the court issued an order preliminarily approving the settlement. On December 5, 2006, the United States Court of Appeals for the Second Circuit overturned the District Court’s certification of the class of plaintiffs who are pursuing the claims that would be settled in the settlement against the underwriter defendants. Plaintiffs filed a Petition for Rehearing and Rehearing En Banc with the Second Circuit on January 5, 2007 in response to the Second Circuit’s decision. On April 6, 2007, the Second Circuit denied plaintiffs’ rehearing petition, but clarified that the plaintiffs may seek to certify a more limited class in the District Court. On June 25, 2007, the District Court signed an Order terminating the settlement. We intend to continue to defend the lawsuit until the matter is resolved.  We have purchased Directors and Officers insurance policy which we believe should cover any potential liability that may result from these claims, but can provide no assurance that any or all of the costs of the litigation will ultimately be covered by the insurance. No reserve has been created for this matter. More than 300 other companies have been named in nearly identical lawsuits that have been filed by some of the same law firms that represent the plaintiffs in the lawsuit against us.
         In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure by the Company in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
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May 7, 2008

     Thank you very much for your attention to this matter. We hope that the foregoing responses and the revisions to the Company’s disclosures that it has made in its Form 10-Q and will make in other future filings to address the issues raised in your Comment Letter are responsive and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 580-4120 should you have any questions concerning this letter or require further information.
Sincerely,
/s/ Wm. David Chalk
Wm. David Chalk

Cc (w/enclosure):	Kathleen Collins, Accounting Branch Chief Thomas M. Brandt, Jr., TeleCommunication Systems, Inc.